UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TiGenix

(Name of Issuer)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 20 Shares

(Title of Class of Securities)

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number)

James Kehoe

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-Chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Gregory W. Hayes

Sanjay Shirodkar

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606

United States

(312) 368-4000

January 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

1	NAME OF REPORTING PERSON: Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 56,336,422
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 56,336,422
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,336,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 20.2% (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the ordinary shares, no nominal value (“Shares”) of TiGenix (“TiGenix”), is being reported hereunder solely because Takeda Pharmaceutical Company Limited (“Takeda”) may be deemed to have beneficial ownership of 44,684,644 Shares by virtue of the Irrevocable Undertakings described in Item 3, Item 4 and Item 5 of this Schedule 13D (collectively, the “Irrevocable Undertakings”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Shares covered by the Irrevocable Undertakings for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

In addition to the Shares subject to the Irrevocable Undertakings, the Reporting Persons (as defined below) may share beneficial ownership of 11,651,778 Shares held by Takeda Pharmaceuticals International AG (“Takeda International”). Percentage ownership of Takeda is based on 278,614,206 Shares, comprised of (i) 274,287,190 Shares outstanding as of January 5, 2018 (based on information provided by TiGenix in the Offer and Support Agreement (as defined below)) and (ii) 4,327,016 Shares issuable upon exercise of currently exercisable warrants, which Shares are covered by the Irrevocable Undertakings).

SCHEDULE 13D

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

1	NAME OF REPORTING PERSON: Takeda Pharmaceuticals International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,651,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,651,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,651,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 4.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of Shares is being reported hereunder solely because Takeda may be deemed to have beneficial ownership of 44,684,644 Shares by virtue of the Irrevocable Undertakings. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Shares covered by the Irrevocable Undertakings for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

In addition to the Shares subject to the Irrevocable Undertakings, the Reporting Persons (as defined below) may share beneficial ownership of 11,651,778 Shares held by Takeda International. Percentage ownership of Takeda International is based on 274,287,190 Shares outstanding as of January 5, 2018 (based on information provided by TiGenix in the Offer and Support Agreement (as defined below)).

SCHEDULE 13D

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

1	NAME OF REPORTING PERSON: Takeda Pharma A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,651,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,651,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,651,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 4.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of Shares is being reported hereunder solely because Takeda may be deemed to have beneficial ownership of 44,684,644 Shares by virtue of the Irrevocable Undertakings. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Shares covered by the Irrevocable Undertakings for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

In addition to the Shares subject to the Irrevocable Undertakings, the Reporting Persons (as defined below) may share beneficial ownership of 11,651,778 Shares held by Takeda International. Percentage ownership of Takeda Pharma A/S is based on 274,287,190 Shares outstanding as of January 5, 2018 (based on information provided by TiGenix in the Offer and Support Agreement (as defined below)).

SCHEDULE 13D

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

1	NAME OF REPORTING PERSON: Takeda A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,651,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,651,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,651,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 4.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of Shares is being reported hereunder solely because Takeda may be deemed to have beneficial ownership of 44,684,644 Shares by virtue of the Irrevocable Undertakings. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Shares covered by the Irrevocable Undertakings for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

In addition to the Shares subject to the Irrevocable Undertakings, the Reporting Persons (as defined below) may share beneficial ownership of 11,651,778 Shares held by Takeda International. Percentage ownership of Takeda A/S is based on 274,287,190 Shares outstanding as of January 5, 2018 (based on information provided by TiGenix in the Offer and Support Agreement (as defined below)).

SCHEDULE 13D

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

1	NAME OF REPORTING PERSON: Takeda Europe Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,651,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,651,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,651,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 4.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of Shares is being reported hereunder solely because Takeda may be deemed to have beneficial ownership of 44,684,644 Shares by virtue of the Irrevocable Undertakings. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Shares covered by the Irrevocable Undertakings for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

In addition to the Shares subject to the Irrevocable Undertakings, the Reporting Persons (as defined below) may share beneficial ownership of 11,651,778 Shares held by Takeda International. Percentage ownership of Takeda Europe Holdings B.V. is based on 274,287,190 Shares outstanding as of January 5, 2018 (based on information provided by TiGenix in the Offer and Support Agreement (as defined below)).

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, no nominal value, of TiGenix, a limited liability company (naamloze vennootschap / société anonyme) under the laws of Belgium (“TiGenix”) (such shares, the “Shares”), including Shares represented by American Depositary Shares (“ADSs”). The principal executive offices of TiGenix are located at Romeinse straat 12 box 2, 3001 Leuven, Belgium.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed on behalf of: (i) Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda”); (ii) Takeda Pharmaceuticals International AG, a Swiss joint stock corporation (“Takeda International”); (iii) Takeda Pharma A/S, a Danish stock limited company (“Takeda Denmark”); (iv) Takeda A/S, a Danish stock limited company (“Takeda A/S”); and (v) Takeda Europe Holdings B.V., a Dutch private limited company (“Takeda Europe”) (each of Takeda, Takeda International, Takeda Denmark, Takeda A/S and Takeda Europe, a “Reporting Person” and collectively, the “Reporting Persons”).

Takeda Denmark owns 86.83% of Takeda International, and Takeda Europe owns 13.17% of Takeda International. Takeda Denmark is a wholly-owned direct subsidiary of Takeda A/S. Takeda owns 76.09% of Takeda A/S, and Takeda Europe owns 23.91% of Takeda A/S. Takeda Europe is a wholly-owned direct subsidiary of Takeda. A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 6 to this Schedule 13D.

The principal business address of Takeda is 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668. The principal address of Takeda International is Thurgauerstrasse 130, 8152 Glattpark – Opfikon (Zurich), Switzerland. The principal address of Takeda Denmark is Langebjerg 1, 4000 Roskilde, Denmark. The principal address of Takeda A/S is Dybendal Alle 10, DK-2630 Taastrup, Denmark. The principal address of Takeda Europe is Jupiterstraat 250, 2132 HK Hoofddorp, Netherlands.

Takeda’s principal business is operating as a global, research and development-driven pharmaceutical company committed to bringing better health and a brighter future to patients by translating science into life-changing medicines, focusing its R&D efforts on oncology, gastroenterology and central nervous system therapeutic areas plus vaccines. Takeda International is principally engaged in the business of conducting commercial and financial functions of Takeda. Takeda Denmark is principally engaged in the business of conducting marketing, manufacturing and development functions of Takeda. Each of Takeda Europe and Takeda A/S is principally engaged in the business of being an intermediate holding company of Takeda.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule A hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule A attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Irrevocable Undertakings described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by and among Takeda and the Supporting Shareholders (as defined below in Item 4). The Supporting Shareholders entered into the Irrevocable Undertakings as an inducement to Takeda’s willingness to enter into the Offer and Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The Shares covered by the Irrevocable Undertakings have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Irrevocable Undertakings.

Takeda International purchased the 11,651,778 Shares held by it with working capital of Takeda International.

Item 4. Purpose of Transaction.

Offer and Support Agreement.

On January 5, 2018, Takeda and TiGenix entered into an Offer and Support Agreement (the “Offer and Support Agreement”). Pursuant to the Offer and Support Agreement and upon the terms and subject to the conditions set forth therein, Takeda will commence an all cash voluntary and conditional public takeover bid for 100% of the securities with voting rights or giving access to voting rights of TiGenix that are not already owned by Takeda or its affiliates, at a price of EUR 1.78 per Share in cash and an equivalent price for the ADSs, warrants to acquire Shares (“Warrants”) and 9% senior unsecured convertible bonds due March 6, 2018 (the “Convertible Bonds”) of TiGenix (the “Offer”).

The obligation of Takeda to purchase the TiGenix securities pursuant to the Offer is subject to the following conditions : (i) the tender into the Offer, in aggregate, of a number of securities that, together with all securities owned by Takeda and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding securities on a fully diluted basis as of the end of the first acceptance period under the Offer, which shall end no earlier than twenty (20) business days after the commencement of the Offer (the “First Acceptance Period”), (ii) the absence of a material adverse effect occurring at any time after January 5, 2018, (iii) Cx601 (the leading investigational therapy in TiGenix’s pipeline) obtaining marketing authorization in the E.U. from the European Medicines Agency (EMA) and (iv) the expiration, lapse or termination as appropriate of any applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in respect of the Offer.

Unless Takeda withdraws the Offer due to a failure of one or more conditions, Takeda has agreed to re-open the Offer for a period of ten (10) business days (the “Second Acceptance Period”) on the tenth business day after publication of the results of the First Acceptance Period, in order for certain Warrant holders to exercise their Warrants under a special exercise period (the “Exceptional Exercise Period”) and tender the Shares obtained as a result of the exercise of such Warrants, which is conditioned on and will commence following the date of payment of the securities tendered in the Offer following closing of the First Acceptance Period (the “Completion of the Bid”), provided that Takeda shall have acquired control of TiGenix upon Completion of the Bid. Following the closing of the Second Acceptance Period, Takeda intends to launch a squeeze-out if the applicable conditions for such squeeze-out are met, to delist the shares of TiGenix from Euronext Brussels and ADSs from NASDAQ. After the squeeze-out, TiGenix would become a wholly-owned subsidiary of Takeda.

Until the earlier of the termination of the Offer and Support Agreement and the date of Completion of the Bid (the “Interim Period”), TiGenix has agreed to operate its business and the business of its subsidiaries in the ordinary course, consistent with past practice, and has agreed to certain other operating covenants, as set forth more fully in the Offer and Support Agreement. Subject to the terms and conditions of the Offer and Support Agreement, TiGenix has agreed to support the Offer and also agreed not to solicit or initiate discussions with any third party regarding acquisition proposals.

The Offer and Support Agreement includes termination provisions under which either Takeda or TiGenix may terminate the Offer and Support Agreement under a number of conditions. Depending on the specific circumstances of the termination of the Offer and Support Agreement, the agreement provides for a break-up fee payable by either party to the other, or a potential equity investment by Takeda in TiGenix.

The foregoing description of the Offer and Support Agreement and the transactions contemplated thereby do not purport to be complete and is qualified in its entirety by reference to the Offer and Support Agreement, which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Irrevocable Undertakings.

In connection with the Offer, on January 5, 2018, Gri-Cel S.A. (“Gri-Cel”) and Grifols Worldwide Operations Ltd. (“Grifols Worldwide”) entered into an irrevocable undertaking with Takeda (the “Grifols Irrevocable Undertaking”). Pursuant to the terms of the Grifols Irrevocable Undertaking, Gri-Cel and Grifols Worldwide have irrevocably agreed to tender their Shares to Takeda in the Offer. The Grifols Irrevocable Undertaking applies to 39,427,978 Shares (including Shares represented by ADSs).

Additionally, pursuant to the terms of the Grifols Irrevocable Undertaking, Gri-Cel and Grifols Worldwide will, in each case until the Offer is unconditional or it lapses or is withdrawn (i) provide reasonable support to Takeda in completing the Offer and refrain from any actions that could adversely affect the success of the Offer, (ii) not, without the prior written consent of Takeda, deal in any securities of TiGenix (including but not limited to any sales, transfers, or encumbrances of such securities), and (iii) exercise or procure the exercise by proxy or in person of the votes of the Shares in respect of any resolution proposed at any general shareholders’ meeting of TiGenix in favor of any resolution the passing of which is necessary to fulfil any condition of the Offer and against any resolution whose passing is required in connection with any offer for TiGenix securities by any person other than Takeda or which, if passed, might result in any condition of the Offer not being fulfilled or which might impede or frustrate the Offer in any way.

In connection with the Offer, on January 4, 2018, certain officers and directors of TiGenix (such officers and directors, the “TiGenix Supporting Shareholders,” and. together with Gri-Cel and Grifols Worldwide, the “Supporting Shareholders”) each entered into an irrevocable undertaking with Takeda (the “Additional Irrevocable Undertakings,” and, together with the Grifols Irrevocable Undertaking, the “Irrevocable Undertakings”). Pursuant to the terms of the Additional Irrevocable Undertakings, the TiGenix Supporting Shareholders have irrevocably agreed to tender their Shares to Takeda in the Offer, subject to certain conditions set forth in the Additional Irrevocable Undertakings. The Additional Irrevocable Undertakings collectively apply to 5,614,329 Shares, consisting of (i) 929,650 outstanding Shares and (ii) 4,684,679 Shares issuable upon exercise of Warrants; provided, however, because Warrants exercisable for 357,663 of such Shares will not be exercisable until the Exceptional Exercise Period, only 4,327,016 of such Shares are deemed potentially beneficially owned by Takeda, as set forth in Item 5.

Additionally, pursuant to the terms of the Additional Irrevocable Undertakings, the TiGenix Supporting Shareholders will, in each case until the Offer is unconditional or it lapses or is withdrawn (i) not, without the prior written consent of Takeda, deal in any securities of TiGenix (including but not limited to any sales, transfers, or encumbrances of such securities), and (ii) exercise or procure the exercise by proxy or in person of the votes of the Shares in respect of any resolution proposed at any general shareholders’ meeting of TiGenix in favor of any resolution the passing of which is necessary to fulfil any condition of the Offer and against any resolution whose passing is required in connection with any offer for TiGenix securities by any person other than Takeda or which, if passed, might result in any condition of the Offer not being fulfilled or which might impede or frustrate the Offer in any way.

The foregoing description of the Irrevocable Undertakings and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Grifols Irrevocable Undertaking and forms of Additional Irrevocable Undertaking, which are filed as Exhibit 3, Exhibit 4 and Exhibit 5 to this Schedule 13D, respectively, and incorporated herein by reference.

Confidentiality Agreement.

On June 30, 2017, Takeda International and an affiliate of TiGenix entered into a customary confidential disclosure agreement in connection with a possible transaction between Takeda and TiGenix (as amended on November 17, 2017, the “Confidentiality Agreement”). The Confidentiality Agreement includes customary standstill and non-solicitation provisions for the benefit of TiGenix as well as a customary no-shop provision for the benefit of Takeda, in each case as further described in and subject to the exceptions set forth in the Confidentiality Agreement.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

Shares Owned by Takeda International.

Takeda International purchased the 11,651,778 Shares owned by it on December 29, 2016 pursuant to a Subscription Agreement between Takeda International and TiGenix (the terms of which have expired) in connection with a pre-existing License Agreement between Takeda and an affiliate of TiGenix. As of the date of this filing there are no agreements between the Reporting Persons and TiGenix relating to such Shares.

Additional Information.

The voluntary public takeover bid described herein has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix. At the time the voluntary public takeover bid is commenced, security holders of TiGenix are urged to read the offer documents which will be available at www.sec.gov.

At the time the voluntary public takeover bid is commenced, it shall be comprised of two separate offers – (i) an offer for all Shares, Warrants and Convertible Bonds (the “Securities”) in accordance with the applicable law in Belgium and (ii) an offer to holders of ADSs, and to holders of Securities who are resident in the U.S. in accordance with applicable U.S. law (the “U.S. Offer”). The U.S. Offer will only be made pursuant to an offer to purchase and related materials. At the time the U.S. Offer is commenced, Takeda will file, or cause to be filed, a tender offer statement on Schedule TO with the SEC and thereafter, TiGenix will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the U.S. Offer. Holders of the ADSs and Securities subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that will be filed by Takeda with the SEC since these documents will contain important information, including the terms and conditions of the U.S. Offer.

Holders of the ADSs and Securities subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by TiGenix relating to the U.S. Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by TiGenix and Takeda with the SEC, at the SEC’s website at www.sec.gov. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix’s filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.

Takeda International owns 11,651,778 Shares. Because of the relationship between the Reporting Persons as described in Item 2, each Reporting Person may be deemed to beneficially own such Shares. The 11,651,778 Shares over which the Reporting Persons may be deemed to have shared voting and dispositive power constitute approximately 4.3% of the Shares outstanding, based on 274,287,190 Shares outstanding as of January 5, 2018 (based on information provided by TiGenix in the Offer and Support Agreement).

Other than the 11,651,778 Shares over which each Reporting Person may be deemed to beneficially own as described above, the Reporting Persons do not beneficially own any Shares except for those Shares that may be deemed to be beneficially owned by Takeda by operation of the Irrevocable Undertakings. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Act, as a result of entering into the Irrevocable Undertakings, Takeda may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 44,684,644 Shares beneficially owned by the Supporting Shareholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). As a result, Takeda could be deemed to have shared voting and dispositive power over 56,336,422 Shares, comprised of (i) the 11,651,778 Shares described above, and (ii) the 44,684,644 Shares beneficially owned by the Supporting Shareholders, which constitutes approximately 20.2% of the Shares outstanding (based on 278,614,206 Shares, comprised of (i) 274,287,190 Shares outstanding as of January 5, 2018 (based on information provided by TiGenix in the Offer and Support Agreement) and (ii) 4,327,016 Shares issuable upon exercise of currently exercisable warrants, which Shares are covered by the Irrevocable Undertakings). Notwithstanding the preceding, the Reporting Persons hereby disclaim beneficial ownership of such 44,684,644 Shares and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of such securities.

Except as described in this Schedule 13D, there have been no transactions in the Shares effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule A hereto, during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Offer and Sale Agreement, Confidentiality Agreement and the Irrevocable Undertakings described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of TiGenix, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 —	Offer and Support Agreement, dated as of January 5, 2018, by and between Takeda and TiGenix.

Exhibit 2 —	Confidential Disclosure Agreement, dated as of June 30, 2017, by and among TiGenix SAU (an affiliate of TiGenix) and Takeda International, as amended by the addendum thereto dated as of November 17, 2017, by and among TiGenix SAU, TiGenix, Takeda International and Takeda.

Exhibit 3 —	Irrevocable Undertaking, dated as of January 5, 2018, by and among Gri-Cel, S.A., Grifols Worldwide Operations Ltd. and Takeda.

Exhibit 4 —	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Eduardo Bravo and Claudia D’Augusta.

Exhibit 5 —	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Greig Biotechnology Global Consulting, Inc., Innoste SA, Willy Duron and June Almenoff.

Exhibit 6 —	Joint Filing Agreement, dated as of January 12, 2018, by and among Takeda Pharmaceutical Company Limited, Takeda Pharmaceuticals International AG, Takeda Pharma A/S, Takeda A/S and Takeda Europe Holdings B.V.

Exhibit 7 —	Power of Attorney (Takeda)

Exhibit 8 —	Power of Attorney (Takeda International)

Exhibit 9 —	Power of Attorney (Takeda Denmark)

Exhibit 10 —	Power of Attorney (Takeda A/S)

Exhibit 11 —	Power of Attorney (Takeda Europe)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Paul Sundberg
Name:	Paul Sundberg
Title:	VP and Deputy General Counsel

TAKEDA PHARMACEUTICALS INTERNATIONAL AG

By:	/s/ Paul Sundberg
Name:	Paul Sundberg
Title:	VP and Deputy General Counsel

TAKEDA PHARMA A/S

By:	/s/ Paul Sundberg
Name:	Paul Sundberg
Title:	VP and Deputy General Counsel

TAKEDA A/S

By:	/s/ Paul Sundberg
Name:	Paul Sundberg
Title:	VP and Deputy General Counsel

TAKEDA EUROPE HOLDINGS B.V.

By:	/s/ Paul Sundberg
Name:	Paul Sundberg
Title:	VP and Deputy General Counsel

EXHIBIT INDEX

Exhibit 1 —	Offer and Support Agreement, dated as of January 5, 2018, by and between Takeda and TiGenix.

Exhibit 2 —	Confidential Disclosure Agreement, dated as of June 30, 2017, by and among TiGenix SAU (an affiliate of TiGenix) and Takeda International, as amended by the addendum thereto dated as of November 17, 2017, by and among TiGenix SAU, TiGenix, Takeda International and Takeda.

Exhibit 3 —	Irrevocable Undertaking, dated as of January 5, 2018, by and among Gri-Cel, S.A., Grifols Worldwide Operations Ltd. and Takeda.

Exhibit 4 —	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Eduardo Bravo and Claudia D’Augusta.

Exhibit 5 —	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Greig Biotechnology Global Consulting, Inc., Innoste SA, Willy Duron and June Almenoff.

Exhibit 6 —	Joint Filing Agreement, dated as of January 12, 2018, by and among Takeda Pharmaceutical Company Limited, Takeda Pharmaceuticals International AG, Takeda Pharma A/S, Takeda A/S and Takeda Europe Holdings B.V.

Exhibit 7 —	Power of Attorney (Takeda)

Exhibit 8 —	Power of Attorney (Takeda International)

Exhibit 9 —	Power of Attorney (Takeda Denmark)

Exhibit 10 —	Power of Attorney (Takeda A/S)

Exhibit 11 —	Power of Attorney (Takeda Europe)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Takeda Pharmaceutical Company Limited

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceutical Company Limited (“Takeda”) are set forth below. If no address is given, the business address is 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668.

Name	Principal Occupation	Citizenship
Christophe Weber	Director and President and Chief Executive Officer of Takeda	France

James Kehoe	Director and Chief Financial Officer of Takeda	Ireland

Masato Iwasaki, Ph.D.	Director and President of Japan Pharma Business Unit of Takeda	Japan

Andrew S. Plump, M.D., Ph.D.	Director and Chief Medical and Scientific Officer of Takeda	United States

Yoshiaki Fujimori	Outside Director of Takeda	Japan

Emiko Higashi	Outside Director of Takeda and Managing Director of Tomon Partners, LLC 1430 O’Brien Drive, Menlo Park, California 94025	Japan

Michel Orsinger	Outside Director of Takeda	Switzerland

Masahiro Sakane	Outside Director and Chair of the Board Meeting of Takeda	Japan

Toshiyuki Shiga	Outside Director of Takeda	Japan

Yasuhiko Yamanaka	Director of Takeda	Japan

Shiro Kuniya	Outside Director of Takeda and Managing Partner of Oh-Ebashi LPC & Partners Kishimoto Building 2F, 2-2-1 Marunouchi, Tokyo 100-0005, Japan	Japan

Jean-Luc Butel	Outside Director of Takeda and President of K8 Global Pte. Ltd 21 Biopolis Road Nucleos South Tower # 04-24/28 Singapore 138567	France

Koji Hatsukawa	Outside Director of Takeda	Japan

Christophe Bianchi	President of Global Oncology Business Unit of Takeda	United States

Gerard Greco	Global Quality Officer of Takeda	United States

Haruhiko Hirate	Corporate Communications and Public Affairs Officer of Takeda	Japan

Ricardo Marek	President, Emerging Markets Business Unit of Takeda	Brazil

Yoshihiro Nakagawa	Global General Counsel of Takeda	Japan

David Osborne	Global Human Resources Officer of Takeda	United States

Giles Platford	President, Europe and Canada Business Unit of Takeda	United Kingdom

Ramona Sequeira	President, United States Business Unit of Takeda	Canada

Rajeev Venkayya	President, Global Vaccine Business Unit of Takeda	United States

Thomas Wozniewski	Global Manufacturing and Supply Officer of Takeda	Germany

Takeda Pharmaceuticals International AG

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceuticals International AG (“Takeda International”) are set forth below. If no address is given, the business address is Thurgauerstrasse 130, 8152 Glattpark – Opfikon (Zurich), Switzerland.

Name	Principal Occupation	Citizenship
Thomas Wozniewski	Director of Takeda International and Global Manufacturing and Supply Officer of Takeda	Germany

Costa Saroukos	Director of Takeda International and Chief Financial Officer of Europe and Canada Business Unit of Takeda	Australia

Nils Kjaersgaard	Director of Takeda International and Vice President and General Counsel of Europe and Canada Business Unit of Takeda	Denmark

Marcello Agosti	Director of Takeda International and Head of Global Business Development and Global Commercial of Takeda	Italy

Giles Platford	Director of Takeda International and President of Europe and Canada Business Unit of Takeda	United Kingdom

Takeda Pharma A/S

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharma A/S (“Takeda Denmark”) are set forth below. If no address is given, the business address is Dybendal Allé 10, DK-2630 Taastrup, Denmark.

Name	Principal Occupation	Citizenship

Ingeborg Borgheim	Director of Takeda Denmark and Head of Nordics and Baltics	Norway

Bjarne Lange	Director of Takeda Denmark and Engineer of Takeda	Denmark

Marianne Hauge	Director of Takeda Denmark and Associate Director, European Regulatory Affairs LOC liaison of Takeda	Denmark

Niels Hansen	Director of Takeda Denmark and Senior Director, Head of Supply Chain Coordination Europe and Canada Business Unit of Takeda	Denmark

Efthymis Giannoulis	Director of Takeda Denmark and Regional Finance Director Nordics & Baltics, EUCAN Finance	Greek

Patrik Forsell	General Manager of Takeda Denmark and Manager Denmark, Commercial Operations	Swedish

Takeda A/S

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda A/S (“Takeda A/S”) are set forth below. If no address is given, the business address is Dybendal Alle 10, 2630 Taastrup, Denmark.

Name	Principal Occupation	Citizenship
Ingebrog Borgheim	Director of Takeda A/S, Head of Nordics and Baltics	Norway

Nils Kjaersgaard	Director of Takeda A/S and Vice President and General Counsel of Europe and Canada Business Unit of Takeda	Denmark

Efthymis Giannoulis	Regional Finance Director Nordics & Baltics, EUCAN Finance	Greek

Bjarne Lange	Director of Takeda A/S and Engineer of Takeda	Denmark

Marianne Hauge	Director of Takeda Denmark and Associate Director, European Regulatory Affairs LOC Liaison of Takeda	Denmark

Patrik Forsell	General Manager of Takeda A/S and Manager Denmark, Commercial Operations	Swedish

Takeda Europe Holdings B.V.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Europe Holdings B.V. (“Takeda Europe”) are set forth below. If no address is given, the business address is Jupiterstraat 250, 2132 HK Hoofddorp, Netherlands.

Name	Principal Occupation	Citizenship
Remco van Rhoon	Director and Financial Controller of Takeda Europe	Netherlands

Herman Timmermans	Director and Finance Director of Takeda Europe	Netherlands